December 22, 2021

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: 180 Degree Capital Corp.
    File Number 811-07074

Dear Sir or Madam:

Filed herewith is the fidelity bond for 180 Degree Capital Corp. (the "Company") as required by Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act") for the period covering December 11, 2021 through December 11, 2022. Enclosed is a copy of the executed bond, endorsements, and resolutions approved by a majority of the board of directors of the company who are not "interested persons" as defined by Section 2(a)(19) of the 1940 Act. The premiums of the bond ($17,570) have been paid for the entire period covered by the bond. Please contact the undersigned at 973-746-4500 with any questions.

Sincerely,

/s/ Daniel B. Wolfe

Daniel B. Wolfe
Chief Compliance Officer

Enclosures

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

180 DEGREE CAPITAL CORP

7 N WILLOW ST STE 4B

MONTCLAIR, NJ 070423591

Bond Number: 82599033

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 11, 2021
to 12:01 a.m. on December 11, 2022

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 6,000,000	$ 25,000
2. On Premises	$ 6,000,000	$ 25,000
3. In Transit	$ 6,000,000	$ 25,000
4. Forgery or Alteration	$ 6,000,000	$ 25,000
5. Extended Forgery	$ 6,000,000	$ 25,000
6. Counterfeit Money	$ 6,000,000	$ 25,000
7. Threats to Person	$ NOT COVERED	$ NOT COVERED
8. Computer System	$ 6,000,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 100,000	$ 5,000
10. Uncollectible Items of Deposit	$ 100,000	$ 5,000
11. Audit Expense	$ 100,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

December 17, 2021

Date

Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)

Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

      (1) written records,

      (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

      (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration

4. Loss resulting directly from:

   a. **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

   b. transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

   excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

   For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

   a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

      (1) bear a **Forgery** or a fraudulently material alteration,

      (2) have been lost or stolen, or

      (3) be **Counterfeit**, or

   b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

   Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 2 of 19

Insuring Clauses

Extended Forgery *(continued)*

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person

7. Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

   a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

   b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

   It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

   a. entries of data into, or

   b. changes of data elements or programs within,

   a **Computer System**, provided the fraudulent entry or change causes:

   (1) funds or other property to be transferred, paid or delivered,

   (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

   (3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

   a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

   b. made by a person purporting to be a **Customer**, and

   c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

   In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

   a. redemptions or withdrawals to be permitted,

   b. shares to be issued, or

   c. dividends to be paid,

   from an account of an **Investment Company**.

   In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

   Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 4 of 19

General Agreements

Additional Companies Included As Assured

A. If more than one corporation, or **Investment Company**, or any combination of them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 5 of 19

General Agreements
(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D. When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 6 of 19

General Agreements

Court Costs And Attorneys' Fees (continued)

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 7 of 19

Conditions and Limitations

Definitions

1. As used in this Bond:

   a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

   e. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

      (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

      (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

      (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

      (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

      (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 8 of 19

Conditions and Limitations

Definitions
(continued)

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 9 of 19

Conditions and Limitations

Definitions (continued)

f. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l. **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions and Limitations

Definitions (continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. **Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 11 of 19

Conditions and Limitations

General Exclusions - Applicable to All Insuring Clauses (continued)

h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j. loss of confidential information, material or data;

k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3. **This Bond does not directly or indirectly cover:**

a. loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d. loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions and Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This bond does not directly or indirectly cover:**

a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c. all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 13 of 19

Conditions and Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability (continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 14 of 19

Conditions and Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)

f. Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

Deductible Amount

8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation

9. **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 15 of 19

Conditions and Limitations
(continued)

Securities Settlement

10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery

11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 16 of 19

Conditions and Limitations

Subrogation - Assignment – Recovery
(continued)

d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 17 of 19

Conditions and Limitations

Termination
(continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a **Transportation Company**, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Conformity

15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 18 of 19

Conditions And Limitations

Change or Modification
(continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)
Page 19 of 19

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 11, 2021

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82599033

Issued to: 180 DEGREE CAPITAL CORP

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82599033

NAME OF ASSURED: 180 DEGREE CAPITAL CORP

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

   "Termination By The Company

   Bonds In Effect For More Than Sixty (60) Days

   If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

   1. Nonpayment of premium;
   2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
   3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
   4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
   5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
   6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
   7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
   8. Such other reasons that are approved by the Commissioner;
   9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
   10. Substantial breaches of contractual duties, conditions or warranties; or
   11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number:

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 11, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 17, 2021

By ____________________
Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)

Page 3

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number: 82599033

NAME OF ASSURED: 180 DEGREE CAPITAL CORP

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 6,000,000	$ 25,000
2. On Premises	$ 6,000,000	$ 25,000
3. In Transit	$ 6,000,000	$ 25,000
4. Forgery or Alteration	$ 6,000,000	$ 25,000
5. Extended Forgery	$ 6,000,000	$ 25,000
6. Counterfeit Money	$ 6,000,000	$ 25,000
7. Threats to Person	$NOT COVERED	$ Not Covered
8. Computer System	$ 6,000,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 100,000	$ 5,000
10. Uncollectible Items of Deposit	$ 100,000	$ 5,000
11. Audit Expense	$ 100,000	$ 5,000
12. Unauthorized Signature	$ 100,000	$ 5,000
13. Claims Expense	$ 100,000	$ 5,000
14. Stop Payment Order or Refusal to Pay Check	$ 100,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 11, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 17, 2021

By ______________________

Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 82599033

NAME OF ASSURED: 180 DEGREE CAPITAL CORP

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   12. Unauthorized Signature

   Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

   It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

   r. **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

   s. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

   (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

   (2) of a type commonly dealt in on securities exchanges or markets, and

   (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1

t. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on December 11, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 17, 2021

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82599033

NAME OF ASSURED: 180 DEGREE CAPITAL CORP

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    13. Claims Expense

        Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

        (1) the loss is covered under the Bond, and

        (2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 11, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 17, 2021

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

Endorsement No.: 6

Bond Number: 82599033

NAME OF ASSURED: 180 DEGREE CAPITAL CORP

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   "14. Stop Payment Order or Refusal to Pay Check

   Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

   a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

   b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2. By adding the following Specific Exclusion:

   "Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14

   This Bond does not directly or indirectly cover:

   a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

   b. loss arising out of:

      (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

      (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

      (3) discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on December 11, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 17, 2021

By ____________________
Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 11, 2021

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 7

To be attached to and
form a part of Bond No. 82599033

Issued to: 180 DEGREE CAPITAL CORP

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-14098 (04/2008) Page 1

180 DEGREE CAPITAL CORP.

Unanimous Written Consent
by the Directors of the Board

December 2, 2021

    Pursuant to Section 708 (b) of the New York Business Corporation Law (the "NYBCL"), the undersigned, the members of the Board of Directors of 180 Degree Capital Corp. (the "Company"), hereby adopt and consent to the adoption of the following resolutions and agree that said resolutions shall have the same force and effect as if adopted at a meeting of the Board of Directors duly called and held for such purpose.

Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the "1940 Act"), and Rule 17g-1(a) thereunder, requires a registered closed-end management investment company ("CEF"), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the CEF who may singly, or jointly with others, have access to the securities or funds of the CEF, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person");

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1;

WHEREAS, the Rule requires that a majority of directors who are not "interested persons" of the CEF approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under the Rule, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond as specified in the accompanying memorandum attached hereto, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined the bond in the amount, type, form, premium and coverage of the bond, a copy of which is attached here to as Exhibit A, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance Company (Chubb Group of Insurance Companies) in the amount of $6,000,000 and a premium of $17,570, (the "Fidelity Bond") are hereby approved;

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Secretary of the Company is hereby designated and directed to:

(1)    File with the SEC within 10 days after receipt of the executed Fidelity Bond, or any amendment thereof:

(i)    a copy of the Fidelity Bond;

(ii)    a copy of each resolution of the Board of Directors, including a majority of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Fidelity Bond and the premium to be paid by the Company;

(iii)    a statement as to the period for which premiums have been paid; and

(iv)    a copy of any amendment to such agreement within 10 days after the execution of such amendment.

(2)    File with the SEC, in writing, within five days after the making of a claim under the Fidelity Bond by the Company, a statement of the nature and amount thereof;

(3)    File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the Fidelity Bond by the Company; and

(4)    Notify by registered mail each member of the Board of Directors at his or her last known residence address of:

(i)     any cancellation, termination or modification of the Fidelity Bond, not less than 45 days prior to the effective date of the cancellation, termination or modification;

(ii)     the filing and the settlement of any claim under the Fidelity Bond by the Company, at the time the filings required by (2) and (3) above are made with the SEC; and

(iii)     the filing and proposed terms of settlement of any claim under the Fidelity Bond by any other named insured, within five days of the receipt of a notice from the issuer of the Fidelity Bond.

These actions are taken this 2th day of December, 2021.

    This Unanimous Written Consent may be signed in two or more counterparts, which together shall constitute a single written consent.

/s/ Kevin M. Rendino	/s/ Stacy R. Brandom
Kevin M. Rendino (Chairman)	Stacy R. Brandom

/s/ Richard P. Shanley	/s/ Tonia L. Pankopf
Richard P. Shanley	Tonia L. Pankopf

/s/ Parker A. Weil	/s/ Daniel B. Wolfe
Parker A. Weil	Daniel B. Wolfe